SILVER LEAF PARTNERS, LLC
Statement of Financial Condition
December 31, 2024
With Report of Independent Registered Public Accounting Firm

The report is deemed PUBLIC in accordance with Rule 17-5(e) (3) under the Securities Exchange Act of 1034.

SILVER LEAF PARTNERS, LLC
Contents



2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Silver Leaf Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Silver Leaf Partners, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 20, 2025

Silver Leaf Partners, LLC
Statement of Financial Condition
As of December 31, 2024

<u>A S S E T S</u>

Cash	$	204,528
Accounts receivable, net (see Note 3)		19,253
Prepaid and other assets		29,927
TOTAL ASSETS	$	253,708

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Liabilities:		
Accounts payable and accrued expenses	$	29,578
Note/loan payable		118,050
TOTAL LIABILITIES		147,628
Member's Equity:		
Member's equity		106,080
MEMBER'S EQUITY		106,080
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	253,708

The accompanying notes are an integral part of this statement of financial condition.

Silver Leaf Partners, LLC
Notes to the Statement of Financial Condition
As of December 31, 2024

1.   **Organization**

Silver Leaf Partners, LLC (the "Company"), a New York Limited Liability Company, is a registered broker- dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation ("SIPC").The Company's effective date of organization was January 15, 2003.The Company is engaged in private placements and marketing services. The Company earns third party marketing revenue primarily from raising capital on behalf of hedge funds, private equity, and other alternative funds.

2.   **Summary of Significant Accounting Policies**

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers.

Accounts Receivable
Accounts receivable are comprised of receivables for fees and reported net of commission payable as estimated by the Company; refer to Note 3. As of December 31, 2024, the Company has not established an allowance for doubtful accounts as they believe all receivable are collectable for the period.

Revenue Recognition
The Company receives third party marketing revenue primarily from raising capital or securities debt financing for hedge funds, private equity funds, other alternative funds and various operating companies.

The Company's principal source of revenue is derived from third party marketing revenue from raising capital on behalf of hedge funds, private equity, and other alternative funds. The Company believes that its performance obligation is satisfied at the point in time when capital is placed with the hedge funds, private equity and other alternative funds. The Company records third party marketing revenue when they receive payment.

Revolving Loan
The Company initiated a Revolving Demand Note (the "Loan") of $120,000 with TD Bank dated June 1, 2021. The money was put into the Company's TD checking account on September 13, 2021. The initial applicable interest rate is 3.99%, and interest rate changed to 8.24% in September 2024.

2.   Summary of Significant Accounting Policies (continued)

Lease
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under the existing guidance for lease accounting. It was determined that during the year ended December 31, 2024 no agreements or arrangements existed that would be classified as an operating lease under the adopted guidance.

Securities Owned
The Company at times receives securities as part of compensation on certain engagements. The Company disposed of its non-marketable securities to the Member. As of December 31, 2024, the Company did not have any security positions.

Income Taxes
The Company is organized as a single member limited liability company and is a disregarded entity for income tax purposes. No provision has been made for federal and state income taxes since these taxes are the personal responsibility of the Member. However, New York City imposes an unincorporated business tax ("UBT") on unincorporated businesses operating in New York City. The Company owed UBT tax $0 during the year ended December 31, 2024.

Segment Reporting
The Company follows ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised private placements and marketing services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Simple IRA Plan
The Company sponsors a Simple IRA plan for its employees, which allows for pre-tax contributions to be made by both the employees and the Company. The plan is designed to provide retirement benefits for eligible employees and is subject to the provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended.

The Company maintains a Simple IRA plan. The Company selected E*Trade Securities LLC to service its Simple IRA plan. For year 2024, no contributions were made to the Simple IRA plan.

Recently Issued Accounting Pronouncements
The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted   accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

2.   Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)
For the year ended December 31, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

3.   Receivables & Revenues – Third-Party Marketing

For the year ended December 31, 2024, the Company's accounts receivable balance included other non-trade receivable, in additional to, net third-party marketing revenues (Note 2):

Accounts Receivable		
Third-party marketing receivables	$	-
Commission payable		-
Net third-party markerting receivables		-
Other receivables		19,253
Accounts receivable, net	$	19,253

4.   Property and Equipment

No new property and equipment was purchased in 2024. All fixed assets are fully depreciated.

5.   Commitments and Contingencies

The Company has a Commission Sharing Agreement with Gar Wood Securities. LLC ("Gar Wood"). The agreement provides that Gar Wood and Company are authorized to share commission and fee in connection with securities transactions for certain Customers referred by Company.

The Company is subject to dispute actions from time to time in the ordinary course of business, including FINRA proceeding regarding supervisory actions. Although the amount of any liability with respect to such actions cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

The Company has renewed a virtual space agreement with Emerge 212 dated August 2022 for twelve months, the monthly fee is $125. The current agreement remains in effect on the same contractual terms.

The Company has a reserve of $100,000 relating to a 2017 FINRA rules-violation complaint which matter is currently on appeal with the SEC. The Company treats the amount as a contingent liability and it is include in Aggregate indebtedness.

6.   Regulatory Requirements

The Company is in compliance with from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers.

6.   **Regulatory Requirements (continued)**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $56,900 and net capital requirements of $40,391 resulting in excess net capital of $16,509. At December 31, 2024, the ratio of aggregate indebtedness to net capital was 4.35 to 1.

7.   **Subsequent Events**

The company had evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the company has determined that there were no events or transactions which took place that would have a material impact on its financial statement.